FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2012

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enersis S.A.

Securities Registration Record No. 175

Santiago, December 21, 2012

Ger. Gen. No. 179 / 2012

Mr. Fernando Coloma C.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Alameda 1449

Santiago, Chile

            RE: Significant Event

To whom it may concern,

Pursuant to articles 9 and 10, paragraph 2 of the Securities Market Law (18,045), the provisions of General Norm 30 of the Superintendence, and in the exercise of the powers bestowed upon me, I hereby inform you as significant event that  on  December 20, was held the Extraordinary Shareholders´ Meeting (ESM) which resolved about the capital increase of Enersis S.A.. In the ESM , a very large majority, almost 86% of all shareholders present with voting rights, equivalent to 81.94% of the total shares with voting rights of the Company, approved the capital increase of the following characteristics:

1)       Maximum amount of the capital increase: Ch$ 2,844,397,889,381, divided into 16,441,606,297 ordinary nominative payment shares of the same series, with no preferences and no par value.

2)       Value of non in-kind contributions to be capitalized: The total issued capital of Cono Sur, Company that will concentrate the activities that are identified in the reports that have been made available to the shareholders and that would be contributed by Endesa to Enersis S.A., will amount to Ch$ 1,724,400,000,034 corresponding to 9,967,630,058 shares of Enersis S.A. at a price of Ch$ 173 per share. This is a reference value of US$ 3,634,754,015.5 at an observed exchange rate of  Ch$ 474.42 per dollar of the United States of America as of December 20, 2012.

3)       Placement share price: A fixed price of Ch$173 for every payment share to be issued as a result of the capital increase.

Shareholders approved the terms of the capital increase described above, as related party transaction within market conditions and in the best interest of the Company, thus complying with the requirements of Article 147 of Law 18,046.

Additionally, there were voted, ratified and approved the commitments of the controlling shareholder, which had been previously reported by significant event dated November 8.

Sincerely yours,

Ignacio Antoñanzas A.

Chief Executive Officer

cc.:

Bolsa de Comercio de Santiago (Santiago Stock Exchange)

                Bolsa Electrónica de Chile (Electronic Stock Exchange)

                Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

Banco Santander Santiago - Bondholders Representative

Depósito Central de Valores (Central Securities Depository)

Comisión Clasificadora de Riesgos (Risk Classification Commission)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas Alvear
--------------------------------------------------

Title: Chief Executive Officer

Date: December 21, 2012